
February 16, 2011

Mr. Charles W. Horsey
President and Chief Executive Officer
'mktg, inc.'
75 Ninth Avenue
New York, New York 10011

   Re: **'mktg, inc.'**
      Form 10-K for Fiscal Year Ended March 31, 2010
      Filed June 28, 2010
      Form 10-K/A for Fiscal Year Ended March 31, 2010
      Filed July 27, 2010
      File No. 000-20394

Dear Mr. Horsey:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        /s/ Robert Bartelmes for
        Larry Spirgel
        Assistant Director